Teva Pharmaceuticals and IBM Partner to Build Global
e-Health Solutions on the IBM Watson Health Cloud

Collaboration Plans to Commercialize Solutions for Deployment Worldwide

Jerusalem and Cambridge, Mass., September 10, 2015: IBM (NYSE: IBM) Watson Health and Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that Teva has been selected as its first Foundational Life Sciences Partner for the Watson Health Cloud. As part of this new strategic partnership, Teva becomes the first global pharmaceutical company to tap the power of the Watson Health Cloud to benefit patients and healthcare providers across geographies.

Teva has chosen the IBM Watson Health Cloud as a preferred global technology platform and aims to build solutions designed to help millions of individuals worldwide with complex and chronic conditions such as asthma, pain, migraine and neurodegenerative diseases. In addition, a joint Teva-IBM Research team will deploy Big Data and machine learning technology to create disease models and advanced therapeutic solutions.

“Teva is actively exploring the e-health evolution with a strong focus on fulfilling unmet and emerging patients’ needs. The IBM Watson Health Cloud provides a strong foundation on which we can realize this vision,” said Guy Hadari, SVP and CIO for Teva Pharmaceutical Industries Ltd. “By building on the Watson Health Cloud, we believe Teva will be in a unique position to put the best information and insights in the hands of physicians, care teams and patients, to empower treatment optimization for individuals and populations across the spectrum of acute and chronic conditions. Watson holds promise to provide Teva with better insights, real-time feedback and options for clinicians to consider to improve patient care.”

Watson is a groundbreaking cognitive computing platform that represents a new era of computing based on its ability to interact in natural language, process vast amounts of Big Data to uncover patterns and insights, and learn from each interaction. The Watson Health Cloud provides an open development platform for physicians, researchers, insurers and companies focused on creating health and wellness solutions.

Teva will work with IBM on long-range platform and solutions development, with experts collaborating to enhance IBM Watson Health Cloud capabilities and explore synergies with existing Watson Health ecosystem partners. The company, which has one of the world’s largest portfolios of medicines, expects to develop solutions designed to collect and analyze real world evidence, draw powerful insights and inform a variety of initiatives such as reducing drug misuse or increasing prescribed medication adherence.

“Teva’s pioneering digital health vision, reach across global markets, extensive portfolio of medicines and significant industry experience make them a preferred life science ecosystem partner for the Watson Health Cloud,” said Mike Rhodin, senior vice president, IBM Watson Group.

IBM’s Global Business Services will work closely with a Teva Analytics team to assess the data and the analytics model requirements for the Real World Evidence e-health solution.

IBM Watson: Pioneering a New Era of Computing
Watson is the first commercially available cognitive computing capability representing a new era in computing. The system, delivered through the cloud, analyzes high volumes of data and complex questions posed in natural language and proposes evidence-based answers. Watson is continuously gaining in value and knowledge over time, from previous interactions.

In January 2014, IBM launched the IBM Watson unit, a business dedicated to developing and commercializing cloud-delivered cognitive computing technologies. The move signified a strategic shift by IBM to deliver a new class of software, services and apps that improves by learning, and discovers insights from massive amounts of Big Data. As part of the unit, the company has increased the number and diversity of cognitive computing services delivered to its partners, adding new beta Watson services in February 2015, and scalable deep learning APIs with the acquisition of AlchemyAPI in March 2015.

In April 2015, the company continued to build on its strengths in cognitive computing, analytics, security and cloud with the launch of IBM Watson Health and the Watson Health Cloud platform. The new unit will help improve the ability of doctors, researchers and insurers to innovate by surfacing new insights from the massive amount of personal health data being created daily. The Watson Health Cloud allows this information to be anonymized, shared and combined with a dynamic and constantly growing aggregated view of clinical, research and social health data that clients choose to share.

About IBM
For more information on IBM Watson, visit: ibm.com/watson. For more information on IBM Watson Health, visit: ibm.com/watsonhealth

Check out the IBM Watson press kit at: http://www-03.ibm.com/press/us/en/presskit/27297.wss
Join the conversation at #ibmwatson and #watsonhealth. Follow Watson on Facebook and see Watson on YouTube and Flickr.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients everly day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

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This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.